November 2, 2005



Mr. Nigel F. Penney
Chief Financial Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, New York  10604


	Re:	Chaparral Resources, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 16, 2005 and August 12, 2005
      Response Letter Dated August 11, 2005
		File No. 0-07261


Dear Mr. Penney:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 21

1. We note the revised disclosure you provide in your response to prior comment two includes the statement, "there have been no significant changes in internal controls over financial reporting or other factors subsequent to December 31, 2004." We note, however, that you properly exclude this statement from your controls and procedures disclosure included in your Form 10-Q for the quarterly period ended June 30, 2005. Please confirm that you will continue to exclude this statement from future filings as the statement provided in your response letter is not consistent with the guidelines described in Item 308(c) of Regulation S-K.

Engineering Comment

Business

Sale by KMG of Minority Interest in KKM to Nelson, page 4

2. We note your disclosure that you facilitated the purchase of 40% of
Karakudukmunay ("KKM") by Nelson Resources Limited. The purchase price appears to be $2.13/barrel (=$34.6 million/[.40 x 40.6
MMBO])
even though KKM received an average of $28/barrel in 2004.
Explain to
us the factors that determined the sales price of this transaction.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related
matters.  You may contact Ronald Winfrey, Petroleum Engineer, at
(202)
551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

??

??

??

??

Mr. Nigel F. Penney
Chaparral Resources, Inc.
November 2, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010